SECURIT 06007217 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2005 (MM/DD/YY) AND ENDING October 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber & Co. Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

SEC MAIL RECEIVED PROCESSING DEC 2 8 2006 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard J. Cotter 212-363-6878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020-1299 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber & Co. Inc., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2010

Signature

E.V.P. & Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILLIARD FARBER & CO., INC.
BROKERS IN U.S. GOVERNMENT SECURITIES
45 BROADWAY
NEW YORK, NEW YORK 10006
(212) 797-1980

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2006

Hilliard Farber & Co., Inc. and Subsidiaries
Consolidated Statement of Financial Condition
October 31, 2006

Assets		
Cash and cash equivalents	$	42,998,657
Deposits with clearing organizations		5,319,995
Receivable from brokers and dealers and clearing organizations		11,368,606
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $4,298,417)		654,418
Membership in clearing organization, at cost		31,973
Deferred tax asset		86,977
Other assets		1,238,409
Total assets	$	61,699,035
Liabilities and stockholders' equity		
Liabilities		
Payable to brokers and dealers and clearing organizations	$	8,596,440
Accrued expenses, taxes and other payables		10,090,165
		18,686,605
Commitments		
Stockholders' equity		
Common stock		
Class A $.01 par value 150,000 shares authorized 99,950 shares issued		1,000
Class B (nonvoting) $.01 par value 50,000 shares authorized 5,000 shares issued		50
Additional paid-in-capital		4,596,701
Retained earnings		56,489,067
		61,086,818
Less: notes receivable for Class B shares		(1,339,983)
		59,746,835
Common stock in treasury, at cost (25,968 shares)		(16,734,405)
		43,012,430
Total liabilities and stockholders' equity	$	61,699,035

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Hilliard Farber & Co., Inc. (the "Parent") is a broker dealer currently operating as a broker's broker in the purchase and sale of United States government mortgage-backed securities and United States Treasury bills, notes and bonds.

The Parent is the sole member of Hillfar LLC ("Hillfar"), a limited liability company, formed pursuant to New York Limited Liability Company Law in January 2002.

Hilliard Farber Securities Corp. ("HFSC") is wholly owned by the Parent and is a brokers' broker dealing in the purchase and sale of collateralized mortgage obligations and asset-backed securities.

The Parent and HFSC are registered members of the National Association of Securities Dealers ("NASD") and are subject to the Securities Exchange Act of 1934 ("SEC").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statement include the accounts of the Parent and its Subsidiaries (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues Recognition

Securities transactions and related commission income are recorded on a settlement-date basis. The difference between recording securities transactions on a trade-date basis and a settlement-date basis has been considered and determined to be immaterial.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

Stock Options

The Company has adopted Statement of Financial Accounting Standards No. 123R (SFAS 123), "Accounting for Stock- Based Compensation." See Note 13.

3. Cash and Cash Equivalents

As of October 31, 2006, cash and cash equivalents consist of the following:

Cash	$ 205,891
Federal Funds, overnight loans	2,798,000
United States Treasury Bills	39,994,766
	$ 42,998,657

In the normal course of business, the Company has cash at banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

4. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $829,464 and United States Treasury Bills with a face value of $4,500,000 maturing November 2006.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations:

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities.

6. Notes Payable

During the year ended October 31, 2006, notes payable in the amount of $700,000 were repaid. These notes bore interest at 8% per annum and interest was payable quarterly as of the last business day of each calendar quarter. All principal and interest were paid by September 30, 2006.

7. Notes Receivable for Class B Common Stock

During the year ended October 31, 2005, the Company issued 5,000 shares of Class B common stock to certain employees pursuant to a limited recourse promissory notes and pledge and security agreements. The notes totaled $3,000,000 and are due on October 31, 2010. Interest accrues at the lowest allowable Applicable Federal Rate in effect at the time of the note issuance, 3.9%. The note allows for prepayments of principal and accrued interest. During the year ended October 31, 2006, $1,507,417 of principal was repaid.

8. Leases

The Company is obligated under a non-cancelable operating lease for office space in New York, New York. The lease expires April 30, 2011 and contains a provision for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated under a non-cancelable operating sublease for office space in Berkeley Heights, New Jersey. The sublease expired May 31, 2004 and the office was then leased through the landlord from June 1, 2004 through December 31, 2007. The lease contains a provision for escalation based on increases in certain costs incurred by the landlord.

A schedule of future minimum annual rental payments due is as follows:

Year Ending October 31,	Amount
2007	$ 603,777
2008	443,771
2009	420,015
2010	430,515
2011	220,190
	$ 2,118,268

9. Income Taxes

The Parent and its Subsidiaries file a consolidated federal income tax return and combined state and local returns. The Parent makes all income tax payments directly to taxing authorities and charges each Subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Company's results of operations.

The Company's provision for income taxes is different from that which would be expected using statutory rates due to nondeductible portions of dues, customer relations and entertainment expenses.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, which are treated differently for financial statement and income tax reporting purposes.

10. Dividends

Cash dividends of $6.00 per common share for a total of $564,864 were declared on January 5, 2006 for the stockholders of record at the close of business on January 12, 2006. These dividends were paid in January 2006. Cash dividends of $6.00 per common share for a total of $473,892 were declared on October 31, 2006 for the stockholders of record at the close of business on November 8, 2006. These dividends were paid in December 2006.

In December 2005, $564,864 was paid on dividends declared as of and for the year ended October 31, 2005.

11. Profit-Sharing Plan

The Company sponsors a defined contribution profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan are determined at year end by the Board of Directors. There was no expense for the year ended October 31, 2006. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 20% after one year of service and increases 20% annually to 100% after the fifth year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

12. Employee Stock Ownership Plan

Effective November 1, 1997, the Company adopted an Employee Stock Ownership Plan (ESOP). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. There were 18,648 shares allocated to the ESOP as of October 31, 2006.

13. Non-Qualified Stock Option Award

The directors of the Company approved a non-qualified stock option awards plan which provides for the issuance of options to purchase shares of the Company's common stock.

14. Net Capital Requirements

The Parent and HFSC are subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1 which requires net capital to be the greater of 1/15 of aggregate indebtedness or $100,000. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The Parents net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of October 31, 2006:

Net capital, as defined	$ 32,029,563
Minimum net capital required	740,754
Net capital in excess of minimum requirement	$ 31,288,809
Excess net capital at 1,000 percent	$ 30,918,431
Total aggregate indebtedness	$ 11,111,317
Ratio of aggregate indebtedness to net capital	.35 to 1

HFSC net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows:

Net capital, as defined	$ 8,684,648
Minimum net capital required	100,000
Net capital in excess of minimum requirement	$ 8,584,648
Excess net capital at 1,000 percent	8,605,616
Total aggregate indebtedness	$ 790,320
Ratio of aggregate indebtedness to net capital	.09 to 1

15. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

See Note 3 regarding cash in banks in excess of FDIC insured limits.

16. Subsequent Event

During December 2006, the Company intends to offer to purchase from each of its shareholders an amount to equal up to 10% of the total number of outstanding shares held by each shareholder. The maximum commitment by the Company would be approximately $6,200,000 should all eligible shares be tendered.

The Company's Statement of Financial Condition as of October 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

Independent Auditors' Report

To the Board of Directors
Hilliard Farber & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Hilliard Farber & Co., Inc. and Subsidiaries (the "Company") as of October 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the consolidated financial position of Hilliard Farber & Co., Inc. and Subsidiaries as of October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
December 11, 2006

END